[ * ] INDICATES CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 24B-2 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

SUPPLY AGREEMENT

This Supply Agreement is retroactively made, entered into and effective as of January 1st 2008 ("the Effective Date")

BY AND BETWEEN:

STELLAR BIOTECHNOLOGIES, Inc., a United States corporation having its principal place of business at Hueneme Rd. 417E, PMB 170, Port Hueneme, CA 93041, United States (hereinafter "STELLAR")

ON THE ONE HAND,

AND

NEOVACS S.A., a French corporation having its principal place of business at 3-5 Impasse Reille. 75014 Paris. France (hereinafter "NEOVACS")

ON THE OTHER HAND.

WITNESSETH:

WHEREAS, STELLAR is a biotechnology company specialized in the aquaculture of keyhole limpets and in the GMP manufacturing of KLH — Keyhole Limpet Hemocyanin - in various formulations;

WHEREAS, NEOVACS is a pharmaceutical company active in the research and development, the registration and the commercialization of products for therapeutic use, as well as in the acquisition and granting of licenses and other proprietary rights related to such products;

WHEREAS, NEOVACS owns exclusive rights on certain products, including vaccines called "Kinoids" consisting of inactivated and immunogenic Human cytokines or cytokine fragments, particularly coupled to carrier protein KLH — Keyhole Limpet Hemocyanin ("Products");

WHEREAS, NEOVACS and STELLAR have signed on July 27th 2004 a Confidentiality Agreement;

WHEREAS, NEOVACS wishes STELLAR, and STELLAR agrees, to supply KLH raw material according to the terms and conditions of this Supply Agreement;

WHEREAS, NEOVACS intends to use the KLH raw material as specified below for the purpose of purification by a third party contract manufacturing organisation into GMP grade native KLH, a starting material used for the manufacturing of Kinoid vaccines to be used for pre-clinical and human clinical use in injectable route; the data hence gathered being relevant

Supply Agreement

STELLAR - NEOVACS

January 2008

for being submitted ultimately for FDA (or other regulatory drug agencies) approval of a new product;

WHEREAS, the Parties shall in due course enter into a Quality Agreement on all quality procedures, aspects and responsibilities of the Parties related to the KLH Raw material.

NOW, THEREFORE, the Parties hereto agree as follows :

1.

Definitions

1.1.

"Affiliate" shall mean any entity that directly or indirectly owns, is owned by, or is under common ownership with a Party at the Effective Date of this Supply Agreement, where "own" or "ownership" means possession or control of at least 50% of the voting capital shares or voting rights of a corporation or a comparable equity interest in any other type of entity;

1.2.

"Batch" shall mean a specific quantity of Raw Material that (a) is intended to have uniform character and quality within specified limits, and (b) is Produced during the same cycle of production;

1.3.

"cGMP" shall mean the US FDA current good manufacturing practices, as applied to API starting material manufacturing;

1.4.

"Colony" shall mean STELLAR's controlled and qualified colony of aqua-cultured Megathura crenulata limpets;

1.5.

"NEOVACS" shall mean Neovacs S.A. and its Affiliates;

1.6.

"Defective Raw Material" shall mean a Raw Material not meeting cGMP or any other quality standards agreed in writing between the Parties and/or the Specifications;

1.7.

"Effective Date" shall mean the date set forth hereabove, on top of this Supply Agreement;

1.8.

"Force Majeure" shall mean and include any unforeseen happening or event beyond a Party's reasonable control in consequence of which it cannot execute or cannot reasonably be required to execute one or more of its obligations pursuant to this Supply Agreement, such as, without limitation: acts of God, civil war, insurrection, governmental acts, regulations or decrees, strikes, freight embargoes, non-availability of any required permits, licenses and/or authorizations and natural phenomena such as earthquakes, floods and epidemics;

1.9.

"Information" shall mean any confidential data, information, know-how, analytical methods, samples, etc. relating to process and/or Raw Material in the possession of STELLAR or NEOVACS, as the case may be;

1.10.

"Parties" shall mean STELLAR and NEOVACS. A "Party" shall mean either STELLAR or NEOVACS, as the case may be;

Supply Agreement

STELLAR - NEOVACS

January 2008

1.11.

"Plant" shall mean STELLAR's facilities in Port Hueneme, CA, United States, or the facilities of STELLAR's subcontractors, as the case may be;

1.12.

"Products" shall mean the Kinoids as defined in the preamble;

1.13.

"Production/Produce" shall mean the development, if applicable, manufacture and supply of the Raw Material, intended for transformation and formulation into a new drug product by NEOVACS or NEOVACS's subcontractors for pre-clinical and human clinical trials in injectable route;

1 14.

"Purchase Order" shall mean an order, price and delivery schedule for the supply of Raw Material to be placed by NEOVACS with STELLAR;

1.15.

"Quality Agreement" shall mean a technical agreement listing the quality aspects relating to the manufacture and the release of the Raw Material by STELLAR, as well as any exhibit and addendum, which will be agreed upon separately;

1 16.

"Raw Material" shall mean crude KLH (keyhole limpet hemocyanin) in ammonium sulfate precipitate as specified in Exhibit 1;

1 17.

"STELLAR" shall mean Stellar Biotechnologies, Inc. and its Affiliates;

1.18.

"Specifications" shall mean the manufacturing procedures and acceptance criteria to be met that condition the acceptance of the Batches and/or any other relevant specifications and/or details for the services hereunder;

1.19.

"Supply Agreement" shall mean the present agreement and other documents referred to herein and attached hereto and signed or initialed by the Parties, all of which documents form integral parts hereof;

1.20.

"TNF" shall mean human Tumor Necrosis Factor.

2.

Scope of the Supply Agreement

2.1.

The scope of the Supply Agreement is to establish the terms for the Production of Raw Material by STELLAR. Such Raw Material is intended for transformation and formulation into a new drug product by NEOVACS or NEOVACS's subcontractors for pre-clinical and human clinical trials in injectable route.

2.2.

The provisional Specifications of the Raw Material are given in Exhibit 1. The provisional Specifications of the Raw Material may be revised by the Parties in mutual consent.

2.3.

STELLAR shall only ship Raw Material under this Agreement that is in compliance with applicable cGMP or any other quality standards agreed in writing between the Parties and the Specifications and that has been Produced in the Plant. STELLAR undertakes that the Plant meets the necessary equipment configuration to Produce Raw Material.

Supply Agreement

STELLAR - NEOVACS

January 2008

2.4.

The Parties hereby understand that, at the Effective Date, STELLAR commits in providing NEOVACS with Raw Material compliant with quality standards required for Phase I clinical materials. The Parties will therefore sign a first Quality Agreement stating the minimum quality standards requested by NEOVACS for the Production of Batches intended for a Phase I study. Such Quality Agreement shall be signed within 12 (twelve) months following the Effective Date. Further to the development activities under article 4.1 hereunder, the Parties will then sign a second Quality Agreement stating the cGMP quality standards for the Production of Batches. This second Quality Agreement shall be signed before STELLAR's release of the first Batch intended for a Phase II study.

3.

Establishment of the Colony

3.1.

The Raw Material shall be Produced from STELLAR's proprietary aquaculture systems and STELLAR's Colony.

3.2.

The Parties hereby agree that NEOVACS will fund the maintenance of a dedicated Colony, as set forth in Exhibit 2. Such Colony shall be dedicated exclusively to the needs of NEOVACS as set forth under the present Supply Agreement. STELLAR shall retain the right to use free of charge Raw Material Produced from the NEOVACS dedicated Colony provided that STELLAR obtains prior written consent from NEOVACS. Such consent shall not be unreasonably withheld.

3.3.

Should NEOVACS from time to time require an amounts) of Raw Material beyond the production capacity of the dedicated Colony, which might be anticipated by STELLAR from NEOVACS non binding forecast, as set forth in Exhibit 4, NEOVACS may request that STELLAR supply such amount(s), and STELLAR may request that NEOVACS accept such amount(s) Produced from other STELLAR owned qualified production Colony. STELLAR shall use commercially reasonable efforts to supply NEOVACS, and NEOVACS shall use commercially reasonable efforts to accept such requested quantities from STELLAR's production Colony.

3.4.

Should the Parties agree on the necessity of establishing any additional Colonies to comply with NEOVACS's requirements for Raw Material, the Parties shall agree in good faith on the terms and conditions for establishment and maintenance of such additional Colonies and Exhibit 2 will be amended accordingly.

3.5.

STELLAR shall use its commercially reasonably efforts to maintain the good health of the Colony and shall pay for the replacement of any dead, sick or infected animal which may have an impact on the quality of the Product. STELLAR undertakes to provide NEOVACS with a list of the animals and a regular update on the animal condition including any replacement. STELLAR shall immediately inform NEOVACS in writing of any event regarding the health of the Colony deemed to be outside of normal aquaculture operations.

4.

Development

Supply Agreement

STELLAR - NEOVACS

January 2008

4.1.

Upon NEOVACS's request, STELLAR shall use its commercially reasonable efforts to improve the process and/or the quality of the Production. In such a case, the Parties shall agree in writing on a work plan, which will specify the program and budget of STELLAR's development activities. Each work plan forms an integral part of this Supply Agreement and will be annexed in Exhibit 5 hereto. Any change to a work plan must be agreed in writing between the Parties.

4.2.

Within one (1) month of the Effective Date, the Parties shall set up a project group which shall have the primary control over the direction and the course of the development activities. The project group shall modify the work plan, as appropriate. In particular, the project group shall take GO/NO GO decisions at the end of each critical step of the development and agree on new timelines and possible additional costs, to the extent that such additional costs are due to unforeseen events and are not caused by STELLAR's gross negligence or willful misconduct. In this sense "Project Group" means a group composed of an equal number of representatives of each Party which shall be responsible for planning and monitoring the development of the process to ensure diligent completion thereof. The names of each Party's representatives shall be confirmed in writing by the Parties.

4.3.

The Project Group shall meet at the end of each critical step of the development identified in a specific work plan to review the progress of the development by STELLAR. Notwithstanding the foregoing, the Project Group shall meet at least quarterly, as appropriate also by teleconference or videoconference to inform each other of the progress of the development.

4.4.

All decisions, including consents, approvals, authorizations, modifications, directions or recommendations of the Project Group, shall be made in writing by consensus of the Project Group arrived at in meetings, including those held by teleconference or video conference method, at which both Parties are represented.

4.5.

NEOVACS shall fully fund STELLAR's development activities requested by NEOVACS, to the extent however that STELLAR does not benefit from any improvement for its own activities outside the scope of the present Supply Agreement. Should STELLAR receive any material benefit from any improvement outside the scope of this Supply Agreement for itself or for any third party, the Parties shall negotiate in good faith the sharing of the costs related to such development activities.

5.

Scientific representatives

The Parties' scientific representatives for this co-operation are:

For STELLAR:

David C. Spaulding, Ph.D.

Chief Technology Officer

417 E. Hueneme Road #170

Port Hueneme. CA 93041

Supply Agreement

STELLAR - NEOVACS

January 2008

For NEOVACS:

Bernard Fanget, Ph.D.

Vice President, Pharmaceutical Affairs

NEOVACS S.A.

3-5, Impasse Reille

75014 Paris, FRANCE

6.

Forecasts and Raw Material requested

6.1.

At the date of signature of this Supply Agreement and subsequently by December 31 of each year as from December 31, 2007, NEOVACS shall provide non-binding forecasts for the following year. The non-binding forecasts for 2008 and 2009 are to be set forth in Exhibit 4.

6.2.

To the extent it has not been otherwise agreed between the Parties, NEOVACS shall provide STELLAR with Purchase Orders no later than ninety (90) calendar days prior to the requested delivery date. STELLAR shall review such Purchase Orders for acceptance within 15 (fifteen) calendar days from their receipt by STELLAR. Upon STELLAR's written acceptance of a Purchase Order, such Purchase Order shall become a Firm Purchase Order.

6.3.

Notwithstanding the foregoing, NEOVACS may free of charge extend the delivery date of a firm Purchase Order upon written notification to STELLAR. For purpose of clarity, the delivery date may however not be moved to a date preceding the delivery date originally set forth in the Purchase Order. The changes are agreed as soon as they are confirmed in writing by STELLAR.

6.4.

Cancellation of a Firm Purchase Order by NEOVACS shall require a written notice of cancellation to STELLAR, and will incur a cancellation fee in the amount of 20% of the price of the original Purchase Order if the written notice of cancellation is sent to STELLAR less than 60 (sixty) calendar days prior to the requested delivery date. The cancellation fee will be due and payable to STELLAR within 30 (thirty) calendar days of the original requested delivery date of the Purchase Order.

6.5.

In case NEOVACS does not respect the ninety (90) calendar day prior notice for any reason, STELLAR will use its commercially reasonable efforts to supply the Raw Material to NEOVACS, to the extent however that STELLAR has the available resources to do so.

7.

Supply of Raw Material, Payments

7.1.

STELLAR undertakes to at least provide for the capacity to supply to NEOVACS the amounts of Raw Material stated in the non-binding forecasts given by NEOVACS on a yearly basis. In the event NEOVACS provides Purchase Orders exceeding the amounts stated in the non-binding forecasts, STELLAR shall use commercially reasonable efforts to supply NEOVACS with such requested quantities. The Parties shall in good faith negotiate the delivery dates of the additional quantities of Raw Material.

Supply Agreement

STELLAR - NEOVACS

January 2008

STELLAR shall supply Raw Material to NEOVACS only according to a Purchase Order.

7.2.

Subject to articles 3 and 4 hereabove, the price for the supply of the Raw Material is set forth in Exhibit 3. Upon shipment of the Raw Material, STELLAR will issue the respective invoice.

7.3.

The prices under articles 3, 4 and 7 shall include all the expenses of STELLAR, including without limitation the costs of all necessary material for the Production, all staff, facilities and consumables costs. Prices may be adjusted up or down annually to reflect changes in costs based on the Consumer Price Index (CPI) for Urban Consumers for the United States, using 2006 as the base year.

7.4.

All payments by NEOVACS to STELLAR shall be made within thirty (30) calendar days as of the date of receipt of an invoice detailing the matter to which such invoice applies and the price in US dollars. Invoices shall be sent according to the schedule set forth in Exhibit 2 for the establishment of the Colony, Exhibit 5 for the development activities or article 7.2 and Exhibit 3 for the price of the Raw Material. Invoices shall be sent via mail to NEOVACS.

7.5.

If NEOVACS finds that the quantity of the Raw Material is less than the ordered quantity, NEOVACS shall so inform STELLAR. Both Parties shall then investigate the cause thereof and if the cause is attributable to STELLAR, then STELLAR shall ship at its own cost the deficient quantity of Raw Material, or NEOVACS shall have the option to demand the reimbursement of the price corresponding to the missing quantity of the Raw Material. However, it is understood between the Parties that all Raw Material delivered in excess of the ordered quantity shall be given to NEOVACS for free.

8.

Compliance with Law

8.1.

STELLAR shall comply with all applicable rules, laws and regulations (e.g. cGMP or any other quality standards agreed in writing between the Parties) relating to the Production of Raw Material.

8.2.

NEOVACS is regularly engaged in the research and manufacturing of biopharmaceuticals at laboratory scale and is acting as the sponsor company for animal studies and human clinical trials. NEOVACS shall comply with all applicable rules, laws and regulations relating to the use of the Raw Material in any such activities and in performing their obligations under this Supply Agreement.

9.

Packaging and Shipment of Raw Material

The Raw Material shall be packaged and labelled as appropriate for such Raw Material by STELLAR and shall be provided to NEOVACS together with a certificate of analysis, which shall be prepared and completed by STELLAR. The Raw Material shall be shipped to a location designated by NEOVACS in the Purchase Order, according to the Incoterm 2000 FCA ("free carrier") STELLAR's facility. STELLAR shall organize

Supply Agreement

STELLAR - NEOVACS

January 2008

the shipment and notify NEOVACS in advance of any shipment of Raw Material. Freight charges for shipment of the Raw Material shall be paid by NEOVACS.

10.

Audit

10.1

NEOVACS's employees or representatives may audit the STELLAR facilities for the purpose of reviewing Production and testing of Raw Material for determining compliance with cGMP or any other quality standards agreed in writing between the Parties and the Specifications during the term of this Supply Agreement. It is understood between the Parties that NEOVACS shall have the right to be accompanied by or to mandate a third party having an interest or audit expertise in the Production and testing of Raw Material at STELLAR, provided that the third party is bound to confidentiality by an agreement no less restrictive than the confidentiality agreement between STELLAR and NEOVACS.

10.2.

Subject to reasonable prior notice, STELLAR shall permit and cooperate with such audit as NEOVACS may reasonably request during business hours for NEOVACS to carry out such audit at no extra charge.

10.3.

STELLAR undertakes to provide NEOVACS with a yearly update on STELLAR's quality system improvements, particularly when correlated to corrective actions required after NEOVACS' audits.

11.

Inspections

STELLAR shall co-operate with the FDA or such other regulatory body, as requested by NEOVACS, and shall co-operate with NEOVACS in the scheduling of any planned regulatory inspection concerning the Raw Material.

12.

Exchange of Information

12.1.

Upon NEOVACS's written request, STELLAR will provide NEOVACS and its representatives with any appropriate Information regarding the Raw Material which NEOVACS deems necessary to the development of the Product.

12.2.

Such Information shall be deemed as STELLAR's Confidential Information and shall be used by NEOVACS within the limits of article 18 hereunder.

13.

Inspection, Acceptance, Repair and Replacement of Raw Material

13.1.

NEOVACS's inspection and acceptance of the Raw Material shall be made upon review of the certificate of analysis. Any complaints of breach of warranty must be received in writing by STELLAR within thirty (30) calendar days after receipt of the certificate of analysis by NEOVACS.

Supply Agreement

STELLAR - NEOVACS

January 2008

13.2.

Notwithstanding the foregoing, if, upon analysis of the Raw Material, NEOVACS finds that the Raw Material does not meet cGMP or any other quality standards agreed in writing between the Parties and/or the Specifications ("Defective Raw Material"), NEOVACS shall so inform STELLAR within forty-five (45) calendar days from the date of analysis of the Raw Material by NEOVACS or its consignee. If NEOVACS fails to notify STELLAR of any nonconformity within such forty-five (45) calendar day period, NEOVACS shall be deemed to have accepted the Raw Material as shipped.

13.3.

Upon notification by NEOVACS to STELLAR that the Raw Material delivered is defective, STELLAR shall investigate in collaboration with NEOVACS the cause of the defect.

13.4.

If the investigation demonstrates that the cause of the defect is attributable to the gross negligence or willful misconduct of STELLAR, STELLAR shall, at NEOVACS's sole discretion, either credit the price charged by STELLAR for such Raw Material or replace free of charge any defective Raw Material for which STELLAR is liable. Additionally, such Defective Raw Material shall at STELLAR's sole discretion be returned to STELLAR or destroyed at STELLAR' s cost.

13.5.

If the investigation demonstrates that the Raw Material delivered was not defective, the costs of the investigation shall be borne by NEOVACS.

13.6.

In the event the Parties do not agree on the outcome of the investigation, such dispute shall be referred to Senior Management (defined as Officers of the respective Parties). If the Parties are unable to reach agreement within sixty (60) calendar days of such referral, the dispute concerning the conformity of the Raw Material supplied hereunder shall be referred to an independent expert chosen by agreement between the Parties. The finding of the independent expert whether the Raw Material was defective or non-defective shall be final and binding on the Parties. The cost of such expert shall be at charge of STELLAR if the Raw Material was defective and the investigation by the expert demonstrates that the cause of the defect is not attributable to the gross negligence or willful misconduct of NEOVACS. The cost of the expert shall be at the charge of NEOVACS if the Raw Material is found not to be defective or if the investigation by the expert demonstrates that the cause of the defect is attributable to the gross negligence or willful misconduct of NEOVACS.

13.7.

If the investigation by the expert demonstrates that the cause of the defect is attributable to the gross negligence or willful misconduct of STELLAR, STELLAR shall, at NEOVACS's sole discretion, either credit the price charged by STELLAR for such Raw Material or replace free of charge any Defective Raw Material for which STELLAR is liable. Additionally, such Defective Raw Material shall at STELLAR's sole discretion be returned to STELLAR or destroyed at STELLAR's cost.

13.8.

If the investigation by the expert demonstrates that the cause of the defect is attributable to the gross negligence or willful misconduct of NEOVACS, NEOVACS shall pay the full purchase price charged by STELLAR for such Defective Raw Material. Such Defective Raw Material shall at STELLAR's sole discretion be returned to STELLAR or destroyed at NEOVACS's cost.

Supply Agreement

STELLAR - NEOVACS

January 2008

13.9.

Sec. 19.2 clause (i) shall not be applicable to any dispute which relates to the question of whether Raw Material is defective or not defective.

14.

Use of Raw Material, Liability and Indemnification

14.1. THE RAW MATERIAL IS NEITHER FOR SALE NOR FOR USE FOR ANY COMMERCIAL PURPOSE. THE RAW MATERIAL IS EXPERIMENTAL IN NATURE AND IS PROVIDED BY STELLAR WITHOUT WARRANTY OF ANY SORT, EXPRESS OR IMPLIED, EXCEPT FOR THE SPECIFICATIONS OF RAW MATERIAL AS LISTED IN EXHIBIT I AND ITS PRODUCTION IN COMPLIANCE WITH CGMP OR ANY OTHER QUALITY STANDARDS AGREED IN WRITING BETWEEN THE PARTIES. IN PARTICULAR, STELLAR MAKES NO REPRESENTATION FOR ANY MERCHANTABILITY OF RAW MATERIAL, OR FITNESS FOR A PARTICULAR PURPOSE. NEOVACS ASSUMES ALL RESPONSIBILITY AND LIABILITY FOR ANY HARM CAUSED BY RAW MATERIAL UPON DISPATCH BY STELLAR, EXCEPT IN CASE THAT ANY CLAIMS ARISE OUT OF STELLAR'S GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

14.2.

Consistent with the foregoing, NEOVACS shall indemnify and hold STELLAR harmless from and against any losses, claims, damages, suits and reasonable costs and expenses, including the reasonable costs and expense (including attorneys' fees) of handling and defending such claims and suits which result from (i) illness or injury to persons, parties or property arising out of or pertaining to NEOVACS's use of the Raw Material or the Product (including, but not limited to, transportation to, storage at, and handling and processing of the Raw Material or the Product by itself or its subcontractors), (ii) personal injury, death or other similar adverse effect to humans caused by (or alleged to be caused by) use of the Raw Material or the Product, (iii) any breach by NEOVACS of any of its representation, warranty, covenant or obligations contained in this Supply Agreement, and (iv) any improper marketing, distribution or sale of any Raw Material or Product by NEOVACS; provided, however, that the foregoing shall not apply to any claims to the extent arising from STELLAR's gross negligence or willful misconduct.

14.3.

STELLAR agrees to indemnify and hold harmless NEOVACS, and any present or future parent or subsidiary of any of them from and against any losses, claims, damages, suits and reasonable costs and expenses, including the reasonable costs and expense (including attorneys' fees) of handling and defending such claims and suits which result from (1) any breach by STELLAR of any of its representation, warranty, covenant or obligations contained in this Supply Agreement, (ii) any failure by STELLAR to comply with any applicable governmental regulation, and (iii) any personal injury, product liability or property damage relating to or arising from the Raw Material supplied by STELLAR under this Supply Agreement, but only to the extent such failure, personal injury, product liability or property damage is attributable to STELLAR's gross negligence or willful misconduct; provided, however, that the foregoing shall not apply to any claims to the extent arising from NEOVACS's gross negligence or willful misconduct.

Supply Agreement

STELLAR - NEOVACS

January 2008

14.4.

STELLAR shall be liable to NEOVACS for the costs resulting from delay or non-delivering of the Raw Material to be delivered according to the Purchase Orders for any reason, at the weekly rate of 1% of the value of the total order starting on the 3"1 week following the agreed delivery date up to the 12th week, and 2% for every successive week of delay up to a total value of 50% of the total order set forth in the specific Purchase Order.

14.5.

In no event shall either Party be liable for any special, incidental, indirect or consequential losses or damages (including any loss of profits and any form of damages under any liability theory) arising out of or relating to the other Party's performance or failure to perform its obligations hereunder.

15.

Insurance

15.1.

Each Party shall have and maintain the insurance covers which are required by applicable law. Subject to the foregoing, each Party may self-insure its liabilities under this Supply Agreement or shall otherwise purchase and maintain such insurance as it deems appropriate and necessary.

15.2.

On request, one Party shall provide to the other reasonable details of any insurance covers, which the one Party maintains in connection with this Supply Agreement.

16.

Exclusivity

Subject to the case set forth under section 19.4 hereunder, STELLAR is during the lifetime of this Supply Agreement obliged to manufacture and supply the Raw Material exclusively for NEOVACS and not for itself or for any other third party, solely to the extent however that the Raw Material is used with any form of cytokine conjugate protected by a valid claim in a patent assigned to NEOVACS. For clarity, STELLAR shall be free to manufacture, use, and supply the Raw Material to any other customer, the aforementioned exclusivity notwithstanding. The Parties agree to inform each other of any infringement of NEOVACS' patents by third parties using Raw Material that may become known to the Parties during the term of this Agreement, subject to the restrictions of third-party confidentiality agreements,

17.

Intellectual Property

17.1.

Notwithstanding any other provision of this Supply Agreement and its Exhibits, NEOVACS acknowledges the exclusive rights of STELLAR to the Raw Material and its commercial use and any related information and to any Confidential Information (as defined in the Confidential Disclosure Agreement effective as of July 27th, 2004) disclosed to NEOVACS by STELLAR, and NEOVACS shall not acquire any title in or to the Raw Material, except as necessary for the purpose of this Supply Agreement.

17.2.

All technology, discoveries, processes, developments and improvements of know-how or materials, and any trade secrets, formulations, and inventions (whether or not

Supply Agreement

STELLAR - NEOVACS

January 2008

patentable) created, owned and/or controlled by STELLAR independently of this Supply Agreement, and all patent and other intellectual property rights therein shall fully remain with STELLAR.

17.3.

STELLAR represents that to the best of its knowledge the intellectual property rights to Raw Material supplied to NEOVACS under this Supply Agreement have no defects of title, nor has any claim of infringement been threatened or asserted, nor is such a claim pending.

17.4.

All technology, discoveries, processes, developments and improvements of know-how or materials, and any trade secrets, formulations, and inventions (whether or not patentable) created, owned and/or controlled by NEOVACS independently of this Supply Agreement, and all patent and other intellectual property rights therein shall fully remain with NEOVACS.

17.5.

Ownership of all developments and improvements of know-how or materials, and any trade secrets, formulations, inventions (whether or not patentable) and discoveries created by STELLAR alone or jointly with NEOVACS under article 4 of this Supply Agreement (hereinafter "Inventions") shall be owned by NEOVACS, to the extent however that NEOVACS fully funds the development activities according to article 4.5 hereabove. Within the limits of article 16 hereabove, STELLAR shall have the full, royalty free right and license for unrestricted use, including for commercial purposes outside of this agreement, of any of the above-mentioned intellectual matter or property resulting from this Agreement without payments, fees, or royalties to NEOVACS. In case of costs sharing of the development activities as set forth under article 4.5 hereabove, ownership of the Inventions shall be jointly owned by NEOVACS and STELLAR.

18.

Confidentiality

18.1.

Each Party shall maintain the confidentiality of all provisions of this Supply Agreement, and, without the prior consent of the other Party, neither Party shall make any press release or other public announcement of or otherwise disclose this Supply Agreement or any of its provisions to any third party, except for such disclosures as may be required by applicable law or governmental regulation.

18.2.

NEOVACS is entitled to disclose confidential information under this Supply Agreement on a strictly need to know basis to the regulatory authorities, as well as to its subcontractors, and its consultants who shall be bound by confidentiality obligations at least as restrictive as those agreed between the Parties.

18.3.

In addition thereto, and without limiting the foregoing, the provisions of the Confidential Disclosure Agreement effective as of July 27th, 2004 shall remain in full force and effect after the Effective Date of this Supply Agreement.

19.

Term and Termination

Supply Agreement

STELLAR - NEOVACS

January 2008

19.1.

This Supply Agreement shall enter into force on the Effective Date and shall have a term of two (2) years from the Effective Date, renewable automatically for successive one (1) year periods, unless terminated by either Party on six (6) months written notice.

19.2.

This Supply Agreement may be terminated by either Party, effective immediately upon written notice of termination (delivered by registered letter) in the event

(i)

the other Party has committed a serious breach of one or more of its obligations under this Supply Agreement (including, but not limited to, non-payment or nondelivery), and such breach has not been cured within thirty (30) calendar days from receipt of a written notice (delivered by registered letter) specifying the breach and setting forth the legal consequence of termination of the Supply Agreement if such breach is not cured within thirty (30) calendar days from receipt of this notice; or

(ii)

the other Party becomes insolvent, makes a general assignment for the benefit of its creditors, files or has filed against it a petition in bankruptcy, or has a receiver appointed for its property ("Insolvency"); or

(iii)

the other Party (a) merges with a third party, or (b) transfers all or a substantial part of its business to a third party, or (c) if an important change occurs with respect to the corporate organisation of the other Party, such as a change of the majority of the management (directors or officers, including any registered authorised signatories), or a change of ownership of a substantial part of the shares or voting rights, or a granting of rights of whatever kind concerning a substantial part of the shares or voting rights (30% or more of the shares or voting rights shall in any case be considered a substantial part). This right of termination pursuant to the events set forth in (a), (b) and (c) may only be exercised for an important business reason (including, but not limited to, grounds by the Party to assume that the third Party will not be able to fulfil its obligations according to this Supply Agreement). This right of termination shall not apply if, in the events set forth in (a) and (b), the third party is an Affiliate of the Party already existing on the Effective Date, or, in the event set forth in (c), the changes or granting of rights take place between the Party and an Affiliate already existing on the Effective Date. This termination right should not apply automatically and both parties should discuss the need of termination. Each Party shall give the other Party notice in writing prior to the occurrence of any of the events set forth here above.

19.3.

NEOVACS shall have the right to terminate this Supply Agreement at any time upon thirty (30) calendar day written notice to STELLAR in the event of unsuccessful development of the Products or for any significant and commercially reasonable economic, administrative or scientific reasons.

19.4.

Notwithstanding the foregoing, this Agreement shall automatically be reviewed and potentially amended upon occurrence of the two (2) following cumulative conditions:

Supply Agreement

STELLAR - NEOVACS

January 2008

(a)

the Parties agree in writing that STELLAR directly supplies NEOVACS's business partner(s) involved in the development of one of the Products with the necessary quantity of Raw Material, and

(b)

a supply agreement between STELLAR and NEOVACS's business partner identified by the Parties have effectively entered into force.

19.5.

In the case that STELLAR discontinues the Production of the Raw Material for whatever reason, STELLAR will assist NEOVACS in transferring the manufacturing technology for the Raw Material to a third party manufacturer. Pursuant to such transfer, the Parties shall execute a separate Patent License (incorporated herein as Exhibit 6 for an option on the use of STELLAR's patented technology. Technical transfer activities requiring STELLAR personnel will be billed to NEOVACS as required on a Time and Materials basis at competitive rates.

20.

Effect of Termination

20.1.

In the event of termination, either Party shall, at the election of the other Party, return or destroy all Raw Material and Confidential Information received or disclosed under this Supply Agreement and in the case of destruction send a written confirmation of the effective destruction within 30 (thirty) calendar days as of the date of termination. This obligation does not extend to any regulatory filings including Confidential Information; such filings may only be used further for regulatory purposes.

20.2.

Either Party may, at its option, and solely for the legal purpose of determining the other Party's obligations under this Supply Agreement, retain a single copy of such Confidential Information in its archives.

20.3.

Except in case of breach of STELLAR's obligations hereunder, in case of expiration or termination of this Supply Agreement, NEOVACS shall pay the costs effectively incurred by STELLAR at the date of expiration or termination, including but not limited to the costs of the material, staff, facilities and consumables as well as the activities necessary for a prompt and proper conclusion of the work.

21.

Commercial Supply Neiotiations

Except in case of termination because of section 19.4 hereabove, if NEOVACS decides, in its sole discretion, to commercialise the new drug products manufactured using Raw Material, NEOVACS agrees to appoint STELLAR as its preferred supplier for the Production of the commercial supplies of Raw Material, to the extent however that STELLAR has the capacity and the resources necessary to perform such activities (in terms of quantity, quality and deadlines) at a competitive price according to the biopharmaceutical industry's competitive rates. NEOVACS will notify STELLAR in writing and NEOVACS and STELLAR shall negotiate in good faith reasonable terms for the commercial supply of Raw Material according to standards as customary in the biopharmaceutical industry, it being understood that STELLAR will not ask for upfront payment, milestones, royalties or payments of any kind resulting from the commercialization of the Products.

Supply Agreement

STELLAR - NEOVACS

January 2008

22.

Subcontracting

Subject to NEOVACS's prior written approval, STELLAR has the right to subcontract its work hereunder in whole or in part. STELLAR shall have duly audited its subcontractor(s) and will grant to NEOVACS an opportunity to do the same. STELLAR is responsible towards NEOVACS for the duly execution of the work by its subcontractor(s) according to the terms and conditions of this Supply Agreement.

23.

Force Majeure

23.1.

If, in the case of Force Majeure, a Party to this Supply Agreement shall be unable to fulfil its contractual obligations, this shall not be considered as a breach of contract.

23.2.

(a)

Any occurrence of Force Majeure shall promptly be reported to the other Party and competent evidence thereof shall be supplied simultaneously.

(b)

The Party affected by a case of Force Majeure shall use its best efforts to restore normal conditions as soon as possible.

(c)

As soon as the Force Majeure has ceased, the Party affected shall inform the other Party in writing. From this moment, the Supply Agreement shall again be fully effective.

23.3.

If essential obligations of either Party are affected by a case of Force Majeure lasting more than 3 (three) months, the other Party is entitled to cancel this Supply Agreement with immediate effect by giving written notice.

24.

Relationship of the Parties

The Parties do not intend that any agency or partnership be created by this Supply Agreement.

25.

Assignment

Neither Party shall have the right to assign, delegate or otherwise transfer its rights and/or obligations under this Supply Agreement to any third party without the prior written consent of the other Party, such consent not to be unreasonably withheld. No prior written consent shall be required in the event either Party assigns, delegates or otherwise transfers its rights and/or obligations under this Supply Agreement to any of its Affiliates.

26.

Publicity

Neither Party shall use the name of the other Party or any contraction or derivative thereof or the name(s) of the other Party's consultants, advisors, employees or,

Supply Agreement

STELLAR - NEOVACS

January 2008

shareholders, as applicable, in any advertising, promotional, sales, scientific, literature, or fundraising documents without prior written consent from the other Party.

27.

Survival

The provisions under Sections 14, 16, 17, 18, 20, 27 and 31 of this Supply Agreement shall survive any termination or expiration of this Supply Agreement.

28.

Amendment

All amendments or modifications to this Supply Agreement must be made in writing and duly executed by both Parties. The same applies to any waiver of the written form.

29.

Severability

In case one or more provisions contained in this Supply Agreement should be or become, or be declared or held, fully or in part invalid, illegal or unenforceable in any respect under any applicable law, court proceedings or any .other governmental or other regulatory authority, the validity, legality and enforceability of the remaining provisions of this Supply Agreement shall not in any way be affected or impaired. The Parties agree to substitute for any such invalid, illegal or unenforceable provision a valid, legal and enforceable provision which achieves to the greatest extent possible the legal, economic and commercial purposes of the invalid, illegal or unenforceable provision.

30.

Entire Agreement

30.1.

This Supply Agreement, together with the Exhibits and the Confidential Disclosure Agreement dated July 27th, 2004, constitute the entire agreement between the Parties hereto relating to the subject matter contained herein, and supersede and replace all prior writings, discussions and rights relating thereto; and, no obligations of any kind relating thereto are assumed by or implied against either Party hereto except for those obligations expressly stated herein.

30.2.

In case of any discrepancy between this Supply Agreement and any of the Exhibits hereto or the Confidential Disclosure Agreement dated July 27th, 2004, this Supply Agreement will prevail.

31.

Governing Law and Arbitration

31.1.

This Supply Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, USA, without regard to the conflict of laws provisions thereof.

Supply Agreement

STELLAR - NEOVACS

January 2008

31.2.

All disputes arising out of this Supply Agreement or related to its violation, termination or nullity shall be finally settled by the court of New York City, NY, USA.

IN WITNESS WHEREOF, the Parties hereto have caused this Supply Agreement to be executed by their duly authorised representatives

STELLAR BIOTECHNOLOGIES, INC.

…………………………………………	…………………………………………
Frank Oakes	Name: David C. Spaulding
CEO	Title: Chief Technology Officer
Date: March 26, 2008	Date: March 26, 2008

NEOVACS S.A.

…………………………………………	…………………………………………
Guy-Charles Fanneau de La Horie	Bernard Fanget
CEO	Vice President, Pharmaceutical Affairs
Date: March 20th 2008	Date: March 20th 2008

Supply Agreement

STELLAR NEOVACS

January 2008

List of Exhibits:

Exhibit 1: Specifications of the Material

Exhibit 2: Maintenance, Establishment and Equipment for dedicated Colonies

Exhibit 3: Sliding Price Model of the Material

Exhibit 4: Non-binding Forecasts

Exhibit 5: Work Plan (in case of Development activities)

Exhibit 6: Patent License

Supply Agreement

STELLAR - NEOVACS

January 2008

Exhibit 1: Provisional Specifications of the KLH Raw Material KLH-C (Crude Hemocyanin in [ * ]% Ammonium Sulfate)

KLH-C Formulation
Ingredient	Concentration
WFI	[ * ]
KLH	[ * ]
MgCl2	[ * ]
CaCl2	[ * ]
Tris	[ * ]
(NH4) 2SO4	[ * ]

KLH-C Specifications
TESTS	METHOD	SPECIFICATIONS
Appearance	Visual inspection	[ * ]
Protein concentration	UV absorbance @ 280 nm [ * ]	[ * ]
pH	TM-009	[ * ]
Identity by Native PAGE	TM-006 & TM-001	[ * ]
Copper / protein ratio	UV Absorbance at 345 and 280 nm	[ * ]

Supply Agreement

STELLAR - NEOVACS

January 2008

Exhibit 2: Maintenance, Establishment and Equipment for dedicated Colonies

1.  Maintenance of a dedicated colony of 50 M. crenulata

$5,000 (per month)

Includes	▪ Dedicated space in STELLAR's proprietary controlled re-circulating seawater aquaculture system

▪

Husbandry of animals (feeding, cleaning, health monitoring, and database upkeep) in compliance with STELLAR's SOPs and applicable California and U.S. Federal regulations for aquaculture, seawater intake, and seawater discharge

▪ Replacement of animals (if necessary) to maintain colony

2. Establishment of a dedicated colony of 50 M. crenulata

$25,000

(One-time charge at

date of establishment)

Includes:

•

Animal procurement, qualification, PIT tagging, and database entry in compliance with STELLAR's SOPs and applicable State and U.S. Federal regulations

Supply Agreement

STELLAR - NEOVACS

January 2008

Exhibit 3: Sliding Price Model

KLH-C (Crude Hemocyanin in [ * ]% Ammonium Sulfate)

Quantity (g)	$/g for KLH from dedicated colony *	$/g for KLH for KLH required beyond dedicated capacity
< 2	[ * ]	-
2-5	[ * ]	-
5-12	[ * ]	-
12-20	[ * ]	-
> 20	[ * ]	[ * ]

* This pricing proposal is in consideration of NEOVACS's contract payments for maintenance of the dedicated population of 50 Megathura limpets in a STELLAR operated controlled environment aquaculture system with an annual KLH capacity of 40-60 grams per year (the "dedicated capacity"). Quantities required above 20 grams in any 120 day period (the maximum capacity provided by STELLAR's non-lethal extraction of KLH from the dedicated colony) will be produced from STELLAR's other qualified Megathura colonies and may be purchased at STELLAR's established retail pricing.

Supply Agreement

STELLAR - NEOVACS

January 2008

Exhibit 4: Non-binding Forecasts

Year	KLH-C Quantity [g]
2008	18
2009	0
2010	18

Supply Agreement

STELLAR - NEOVACS

January 2008

Exhibit 5: Work Plan (in case of Development activities)

Exhibit 6: Patent License Agreement (attached)

Supply Agreement

STELLAR - NEOVACS

January 2008

PATENT LICENSE AGREEMENT

This Patent License Agreement ("Agreement") is made this 1st day of January, 2008 ("Effective Date") by and between Stellar Biotechnologies, Inc., a United States corporation having its principal place of business at Hueneme Rd. 417E, PMB 170, Port Hueneme, CA 93041, United States ("Licensor") and Neovacs S.A., a French corporation having its principle place of business at 3-5 Impasse Reille, 75014 Paris, France ("Licensee").

WHEREAS, Licensor is the owner of all right, title and interest in and to the patent described in Exhibit A ("Licensed Patent"); and

WHEREAS, Licensor and Licensee are parties to that certain Supply Agreement ("Supply Agreement"), of equal date herewith, pursuant to which Licensor will Produce and supply and Licensee will purchase Raw Material for use in certain Licensee Products (each, as defined in the Supply Agreement); and

WHEREAS, pursuant to the terms and conditions of the Supply Agreement, in the event Licensor dissolves or ceases to conduct business in the ordinary course (or otherwise discontinues Production of the Raw Material), Licensor may exercise an option to, either itself or through a contract manufacturer, Produce the Raw Material ("Option"); and

WHEREAS, subject and pursuant to terms and conditions of the Option, Licensee desires to acquire a nonexclusive license under the Licensed Patent for the Production of Raw Material for use in its Products.

NOW, THEREFORE, in consideration of the promises and the mutual covenants of this Agreement, the parties hereto agree as follows:

1.

License Grant

1.1

Subject to the terms and conditions of the Supply Agreement and this Agreement, Licensor hereby grants to Licensee a worldwide, nonexclusive, non-transferable (except as set forth in this Section 1.1, below) license under the Licensed Patent to make and use and to perform processes and methods that embody the inventions described in the Licensed Patent solely in conjunction with the extraction and Production of Raw Material for use in Products. Upon written notice to Licensor, Licensee may sublicense the rights granted in this Agreement to a third party contract manufacturer, subject to the license above and the restrictions set forth hereunder, solely as necessary for the Production of Raw Material for use in Licensee's Products.

1.2

As used in this Agreement, the Licensed Patent means the patent described in Exhibit A and any divisional, continuation or substitute United States or foreign patents or patent applications based on the Licensed Patent and any reissues and extensions thereof.

1.3

Licensor shall at its own expense prosecute all patent applications arising from the Licensed Patent to issuance or final rejection. Licensor shall timely pay any taxes, annuities, working fees,

maintenance fees, renewal and extension charges with respect to the Licensed Patent.

1.4

Except as expressly granted hereunder, no licenses are granted under this Agreement. The parties agree that no licenses will be deemed to exist by estoppel, implication, or the like. For clarity, Licensee, and its sublicensees, may only Produce Raw Material for use in the development and manufacture of Licensee's Products, and not for any other commercial or non-commercial purposes. As between the parties, Licensor will retain ownership of the Licensed Patent and may use and commercialize such Licensed Patent itself or with third parties. Licensor retains the right, at its sole discretion, to enforce, maintain and otherwise protect the Licensed Patent. In partial consideration for the grant of rights hereunder, Licensee shall not enforce against Licensor or its affiliates any patent right owned or controlled by Licensee during the term of this Agreement which Licensor or its affiliates may infringe in practicing any invention claimed in the Licensed Patent.

2.

Fees

2.1

Licensee shall pay Licensor a fee of ten thousand dollars ($10,000.00) when the license becomes effective.

2.2

Licensee shall pay to Licensor a royalty of two dollars ($2.00) per mL (milliliter) of hemolymph extracted hereunder.

2.3

All payments due hereunder must be paid by wire transfer in United States dollars in immediately available funds to an account designated by Licensor.

2.4

Royalty amounts required to be paid to Licensor pursuant to this Agreement may be paid with deduction for withholding for or on account of any taxes (other than taxes imposed on or measured by net income) or similar governmental charge imposed by a jurisdiction other than the United States ("Withholding Taxes"). At Licensor's request, Licensee shall provide Licensor a certificate evidencing payment of any Withholding Taxes hereunder and shall reasonably assist Licensor to obtain the benefit of any applicable tax treaty.

2.5

Following the exercise of Licensee's Option under the Supply Agreement, Licensee shall make quarterly written reports to Licensor within 60 days after the end of each calendar quarter, stating in each such report, by facility and sublicensee, the aggregate Production of Raw Material during the calendar quarter. Licensor shall treat all such reports as confidential information of Licensee and will not use or disclose such information except as authorized hereunder. Concurrently with the making of such reports, Licensee shall pay Licensor the royalties specified in Section 2.2.

2.6

Licensee shall keep complete, true and accurate books of account and records for the purpose of determining the royalty amounts payable under this Agreement. Such books and records must be kept at the principle place of business of Licensee for at least 5 years following the end of the calendar year to which they pertain and will be open for inspection during such period by a representative of Licensor for the purpose of verifying the royalties and payments. Such inspections must be made during ordinary business hours. The representative may be obliged to execute a reasonable confidentiality agreement prior to commencing any such inspection. Inspections conducted under this Section 2.6 will be at the expense of Licensor, unless an underpayment exceeding 5% of the amount stated for any period covered by the inspection is identified, in which case all costs relating to the inspection and any unpaid amounts will be paid by Licensee, with interest from the date such amounts were due at the prime rate reported by the Bank of America plus 2%.

3.

Warranties

3.1

Licensor represents and warrants that: (1) it is the owner of the Licensed Patent; (2) it has the right to grant the license granted herein; (3) there are no other agreements with any other party in conflict with such grant; (4) as of the Effective Date, there are no threatened or pending actions, suits, investigations, claims or proceedings in any way relating to the Licensed Patent.

3.2

DISCLAIMER. Nothing in this Agreement is or will be construed as: (a) a warranty or representation by Licensor as to the validity or scope of any claim or patent within the Licensed Patent; (b) a warranty or representation that anything made, used, sold, or otherwise disposed of under any license granted in this Agreement is or will be free from infringement of any patent rights or other intellectual property right of any third party; (c) an obligation to bring or prosecute actions or suits against third parties for infringement of the Licensed Patent or misappropriation of any related technical information or know-how; or (d) granting by implication, estoppel, or otherwise any licenses or rights under patents or other rights of Licensor or third parties, regardless of whether such patents or other rights are dominant or subordinate to any patent within the Licensed Patent.

3.3

No Warranties. LICENSOR GRANTS NO WARRANTIES WITH RESPECT TO THE LICENSED PATENT, EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUE OR OTHERWISE, AND LICENSOR SPECIFICALLY DISCLAIMS ANY EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALIDITY OF THE LICENSED PATENT OR NON-INFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF ANY THIRD PARTY.

4.

Marking. Licensee shall fully comply with the patent marking provisions of the intellectual property laws of the applicable countries in which the Products are distributed or sold.

5.

Term and Termination

5.1

This Agreement will be effective as of the Effective Date and, unless earlier terminated as set forth herein, shall expire simultaneously with the cancellation or expiration of the Licensed Patent ("Term").

5.2

Either party may terminate this Agreement in the event the other party has materially defaulted in the performance of any of its non-payment obligations hereunder, and such default has continued for 30 days after written notice thereof is provided to the breaching party by the nonbreaching party. Licensor may terminate this Agreement in the event Licensee has materially defaulted in the performance of any of its payment obligations hereunder, and such default has continued for 10 business days after written notice thereof is provided to Licensee.

5.3

This Agreement shall immediately terminate upon any termination of the Supply Agreement, except for a termination pursuant to Section 19.5 therein. For clarity, this Agreement shall immediately have no force or effect if Licensee terminates the Supply Agreement for any reason other than Licensor's dissolution or cessation of business in the ordinary course.

5.4

All licenses granted hereunder will terminate upon the termination of this License Agreement. Sections 2, 3 and 6 through 11 will survive the expiration or termination of this Agreement for any reason.

6.

Notices. Any notice required to be given pursuant to this Agreement must be in writing and mailed by certified or registered mail, return receipt requested or delivered by a national overnight express service. Either party may change the address to which notice or payment is to be sent by written notice to the other party pursuant to the provisions of this paragraph.

7.

Governing Law. This Agreement will be governed by the laws of the State of California,

without regard to its conflicts of laws principles, and any disputes arising hereunder will be resolved by the parties by litigation in Los Angeles, California. The parties waive any defenses relating to improper jurisdiction or venue in such courts.

8.

Waiver.  No waiver by either party of any default will be deemed as a waiver of any prior or subsequent default of the same or other provisions of this Agreement.

9.

Severability. If a court of competent jurisdiction hereof holds any provision invalid or unenforceable, such invalidity shall not affect the validity or operation of any other provision and such invalid provision will be deemed to be severed from the Agreement.

10.

Assignment. The license granted hereunder is personal to Licensee and may not be assigned by any act of Licensee or by operation of law except to an affiliate of Licensee or unless in connection with a transfer of substantially all the assets of Licensee or with the consent of Licensor which consent shall not be unreasonably withheld or delayed. This Agreement will be binding upon and shall inure to the benefit of the parties hereto, their heirs, administrators, successors and assigns.

11.

Integration. This Agreement represents the
entire understanding of the parties with respect to its subject matter and supersedes all previous representations, understandings or agreements, oral or written including any prior license agreements between the parties. Any modification of this Agreement must be in writing.

By their execution below, the parties hereto have agreed to all of the terms and conditions of this Agreement.

EXHIBIT A

Licensed Patent

United States Patent No. 6,852,338

Title: "A NON-LETHAL METHOD FOR EXTRACTING CRUDE HEMOCYANIN FROM GASTROPOD MOLLUSCS

Inventor: Frank R. Oakes